

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Mr. Christopher J. Reinhard
Chief Executive Officer
Cardium Therapeutics, Inc.
12255 El Camino Real, Suite 250
San Diego, CA 92130

> Re: **Cardium Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File Number: 001-33635**

Dear Mr. Reinhard:

We have reviewed your November 9, 2010 response to our October 26, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Business, page 2

1. We have reviewed your response to comment one. Although you have not fully commercialized a product related to the below agreements, it appears that these agreements in-license technology that is being used in Generx and in the products of your Tissue Repair Company, which are disclosed in the key elements of your strategy on page 5. Please provide draft disclosure for future filings that expands your disclosure in your Business section to include a description of the material terms of your license or transfer agreements with each of Schering AG Group, New York University, Yale University, Regents of the University of California and the University of Michigan. Such description should include the products to which each agreement relates, annual license fees, milestone payments made to date and payable in the future, a range of royalty rates, term and termination provisions. Please also identify the first filing in which you will include this draft disclosure. Alternatively, if you believe that these agreements are not

material to your business, or a specific term is not material to a specific agreement, please provide us with a detailed analysis which supports your conclusion.

Notes Condensed Consolidated Financial Statements

Note 6. Derivative Liabilities, page 51

2. Please refer to your response to our comment three. It is unclear why the value of the warrants using the binomial model resulted in a value lower than the value derived using the Black-Scholes model, given the presence of additional provisions for price protection. Please provide an analysis supporting the assumptions used in your valuation or revise your valuation accordingly. Further, please confirm, if true that the use of the binomial method would not have had a material impact on your financial statements for the interim periods in 2010.

3. Please refer to your response to our prior comment number two. As the warrants were registered at inception of the transaction, to comply with Securities Law, it appears you are obligated to deliver registered shares upon exercise of the warrants. You cite Section 7, which states "this Warrant may also be exercised, in whole or in part, at such time by means of a "cashless exercise" ". This section, however, only gives the holder the option to cashless exercise rather than requiring the holder to cashless exercise. Please tell us why it is appropriate to classify the warrants as equity rather than as a liability.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Attorney Advisor at (202) 551-3873 or Jennifer C. Riegel, Attorney Advisor at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant